Filed Pursuant to Rule 433
Registration No. 333-134406
Free Writing Prospectus dated December 9, 2008
El Paso Corporation
December 9, 2008
PRICING TERM SHEET

Issuer:	El Paso Corporation
Security:	12.000% Senior Notes due 2013
Size:	$500,000,000
Maturity:	December 12, 2013
Coupon:	12.000%
Price to Public:	88.909%
Yield to Maturity:	15.250%
Spread to Benchmark Treasury:	+ 1,362.3 bp
Benchmark Treasury:	2.000% due November 30, 2013
Interest Payment Dates:	June 12 and December 12, commencing June 12, 2009
Make-Whole Call:	T+ 50 bp
Settlement:	T+ 3; December 12, 2008
CUSIP:	28336L BS7
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free at 1-866-718-1649.
This pricing term sheet supplements the preliminary form of prospectus supplement issued by El Paso Corporation on December 9, 2008 relating to its Prospectus dated May 23, 2006.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
     In the opinion of Bracewell & Giuliani LLP, the following are the material U.S. federal income tax consequences of ownership and disposition of the notes. This discussion only applies to notes that are:
•	purchased by those initial holders who purchase notes in this offering at the “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money; and

•	held as capital assets.
     This discussion does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as:
•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	traders in securities that elect the mark-to-market method of accounting for their securities;

•	certain former citizens and long-term residents of the United States;

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding notes as part of a hedge, straddle, integrated transaction or similar transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	tax exempt entities; or

•	persons subject to the alternative minimum tax.

     If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding notes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the notes.
     This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this free writing prospectus may affect the tax consequences described herein. Persons considering the purchase of notes are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.
Tax Consequences to U.S. Holders
     As used herein, the term “U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
     The term U.S. Holder also includes certain former citizens and residents of the United States.
     Payments of Interest and Original Issue Discount
     A U.S. Holder of notes will be required to include any stated interest payments in income in accordance with the U.S. Holder’s method of accounting for federal income tax purposes. In addition, the notes will be issued with original issue discount for U.S. federal income tax purposes, in an amount equal to the difference between the principal amount and the issue price. Accordingly, a U.S. Holder will be required to include the original issue discount in income for federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income. Under this method, U.S. Holders generally will be required to include in income increasingly greater amounts of original issue discount in successive accrual periods.

     Potential Contingent Payment Debt Treatment
     Upon the occurrence of a Change of Control Triggering Event (as defined in the preliminary prospectus supplement referred to above), El Paso would generally be required to repurchase the notes at 101% of their principal amount plus accrued and unpaid interest. Although the issue is not free from doubt, El Paso believes that the possibility of such repurchase does not result in the notes being treated as contingent payment debt instruments under the applicable Treasury regulations. El Paso’s position is not binding on the Internal Revenue Service (the “IRS”). If the IRS takes a contrary position, U.S. Holders may be required to treat any gain recognized on the sale or other disposition of the notes as ordinary income rather than as capital gain. Furthermore, U.S. Holders would be required to accrue interest income on a constant yield basis at an assumed yield determined at the time of issuance of the notes (which is not expected to differ significantly from the actual yield of on the notes), with adjustments to such accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. U.S. Holders should consult their tax advisors regarding the tax consequences of the notes being treated as contingent payment debt instruments. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.
     Sale, Exchange, Redemption or Other Disposition of the Notes
     Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or other taxable disposition and the holder’s adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “—Payments of Interest and Original Issue Discount” above. A U.S. Holder’s adjusted tax basis in a note will equal the cost of the note to the U.S. Holder, increased by the amounts of any original issue discount previously included in income by the U.S. Holder with respect to the note and reduced by the amounts of any payments other than stated interest.
     Gain or loss realized on the sale, exchange, redemption or other taxable disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, redemption or other taxable disposition the note has been held by the holder for more than one year. The deductibility of capital losses is subject to limitations.
     Backup Withholding and Information Reporting
     Information returns will be filed with the IRS in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. A U.S. Holder will be subject to U.S. backup withholding on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.
Tax Consequences to Non-U.S. Holders
     As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:
•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.
     “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition of a note and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Such a holder is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange, redemption or other disposition of a note.
     Payments on the Notes
     Subject to the discussion below concerning backup withholding, payments of principal, interest (including original issue discount) and premium on the notes by El Paso or any paying agent to any Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that, in the case of interest:
•	the holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of El Paso entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to El Paso through stock ownership; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner, as discussed below.
     If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest on the notes to such Non-U.S. Holder will be subject to a 30% U.S. federal withholding tax, unless the Non-U.S. Holder provides El Paso with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty.

     Certification Requirement
     Interest and original issue discount on a note will not be exempt from withholding tax unless the beneficial owner of that note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person (as defined in the Code). Special certification rules apply to notes that are held through foreign intermediaries.
     If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest (including original issue discount) on the note is effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be taxed in the same manner as a U.S. Holder (see “—Tax Consequences to U.S. Holders” above), subject to an applicable income tax treaty providing otherwise, except that the holder will be required to provide to El Paso a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These holders should consult their own tax advisers with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate).
     Sale, Exchange, Redemption or Other Disposition of a Note
     Subject to the discussion below concerning backup withholding, a Non-U.S. Holder of a note will not be subject to U.S. federal income tax on gain realized on the sale, exchange, redemption or other disposition of such note, unless the gain is effectively connected with the conduct by the holder of a trade or business in the United States.
     Backup Withholding and Information Reporting
     Information returns will be filed with the IRS in connection with payments on the notes. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the notes and the Non-U.S. Holder may be subject to U.S. backup withholding on payments on the notes or on the proceeds from a sale or other disposition of the notes. The certification procedures required to claim the exemption from withholding tax on interest and original issue discount described above will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.